SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of October 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated October 2, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106, 333-13350 and 333-66044.

PRESS RELEASE                                       FOR IMMEDIATE PUBLICATION

CGI announces conference call to discuss fourth quarter and fiscal 2001 results

Montreal, October 2, 2001 - CGI Group (NYSE: GIB; TSE: GIB.A) today announced that it will hold its quarterly results conference call with analysts and investors on November 6, 2001 at 11:00 am (EST). During the call, Serge Godin, chairman & CEO, Andre Imbeau, executive vice president & CFO, and Paule Dore, executive vice president & chief corporate officer will discuss CGI's financial results for the fourth quarter and fiscal year ended September 30, 2001. The financial results will be released before market open on the same day, November 6.

Participants may listen to the call by dialing (800) 550-7368. The call will also be webcast live on the Internet at www.cgi.ca and participants will be able to access support slides during the call.

For those unable to participate, the webcast will be archived at www.cgi.ca and a taped rebroadcast will be available until November 13, 2001 at midnight. To access the rebroadcast, listeners may dial (800) 558-5253 and quote the reservation number 19 77 95 36.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$6 billion (CDN$9.3 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 300 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

                                      -30-


For more information:
CGI
Julie Creed
Vice-president, investor relations
(312) 201-1911

Ronald White
Director, investor relations
(514) 841-3230

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CGI GROUP INC.
                                          (Registrant)


Date:  October 2, 2001                    By  /s/ Paule Dore
                                          Name:   Paule Dore
                                          Title:  Executive Vice President
                                                  and Chief Corporate Officer
                                                  and Secretary